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SEC FILE NUMBER
8- 46323

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH. D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Resource Planning Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

524 East 5th Street
(No. and Street)

Brooklyn, NY 11218
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ben Englander 718-435-1796
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub, Abraham G.
(Name — *if individual, state last, first, middle name*)

1322 54th Street Brooklyn, NY 11219
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BEN ENGLANDER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL RESOURCE PLANNING CORP, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

2/26/03

Notary Public

RONA DROSS
Notary Public, State of New York
No. 24-4741555
Qualified in Kings County
Commission Expires Oct. 31, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL RESOURCE PLANNING CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
BALANCE SHEET AS AT DECEMBER 31, 2002 AND 2001	2
STATEMENT OF INCOME AND RETAINED EARNINGS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001	3
STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001	4
NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001	5

ABRAHAM G. WEINTRAUB
CERTIFIED PUBLIC ACCOUNTANT
1322 54TH STREET
BROOKLYN, NEW YORK 11219
(718) 851-7204

To the Stockholder of
Capital Resource Planning Corp.

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Capital Resource Planning Corp. as of December 31, 2002 and 2001 and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Resource Planning Corp. as at December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountant

Brooklyn, New York
February 15, 2003

CAPITAL RESOURCE PLANNING CORP.
BALANCE SHEET
AS AT DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash	$ 10,024	$ 11,894
Money Market Funds	9,664	18,495
TOTAL ASSETS	$ 19,688	$ 30,389

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
LIABILITIES		
None		
STOCKHOLDERS' EQUITY		
Common Stock – No Par Value – 2000 shares authorized; 100 shares issued and outstanding	$ 8,000	$ 8,000
Paid in capital	2,000	2,000
Retained Earnings	9,688	20,389
Total Stockholder's Equity	$ 19,688	30,389
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 19,688	$ 30,389

See accompanying notes to financial statements

CAPITAL RESOURCE PLANNING CORP.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
INCOME		
Revenues		
Commission Income	$ 4,029	$ 5,702
Expenses		
Operating and administrative	3,249	4,703
Operating Income	780	999
Dividend Income	169	673
Income before income taxes	949	1,672
Provision for income taxes	100	292
Net Income	849	1,380
RETAINED EARNINGS		
Beginning of the year	20,389	25,509
Distributions	(11,550)	(6,500)
End of the year	$ 9,688	$ 20,389

See accompanying notes to financial statements

CAPITAL RESOURCE PLANNING CORP.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Operating activities		
Net Income	$ 680	$ 707
Adjustments to reconcile net income to net cash provided by operating activities		
Cash distributions to shareholder	11,550	6,500
Net cash provided by operating activities	(10,870)	(5,793)
Financing Activities		
Transfer from Money Market Funds	9,000	-0-
Net (decrease) in cash	(1,870)	(5,793)
Cash, beginning of year	11,894	17,687
Cash, end of year	$ 10,024	$ 11,894

See accompanying notes to financial statements

CAPITAL RESOURCE PLANNING CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1. Significant Accounting Policies

Description of Business

Capital Resource Planning Corp. was incorporated in 1993 in the State of New York and is engaged in the business of being a mutual funds dealer. Its accounting and reporting policies conform to generally accepted accounting principles and general practice within the industry.

Income Taxes

The Company has elected to be taxed as a Small Business Corporation, pursuant to the Internal Revenue Code and New York State statutes. As a result of this election, the income of the Company is taxable to its stockholder. Accordingly, no provision for Federal income taxes and only a small provision for New York State income taxes is included in the accompanying financial statements.

CAPITAL RESOURCE PLANNING CORP. 12/31/02

ACCOUNTANT'S REPORT ON MATERIAL INADEQUACIES

No material inadequacies existed in the accounting system or internal control.

Broker does not clear or receive any customer securities so no safeguards are required.

CAPITAL RESOURCE PLANNING CORP. 12/31/02

RECONCILIATION OF MATERIAL DIFFERENCES IN NET CAPITAL

RECONCILIATION

Per Unaudited Report			
Allowable Assets and Net Capital			$19,000
Per Audited Report			
Allowable assets – cash		$10,024	
-- investment	9,664		
haircut @ 7%	(676)	8,988	
Net Capital per Audited Report			19,012
Excess of audited capital over unaudited capital as at December 31, 2002			$ 12

THERE IS NO DIFFERENCE BETWEEN THE AUDITED COMPUTATION OF NET CAPITAL AND THE FILED FOCUS REPORT AT DECEMBER 31, 2002.

CAPITAL RESOURCE PLANNING CORP. 12/31/02

COMPUTATION OF NET CAPITAL

Allowable Assets		
Cash		$10,024
Money Market Funds	$ 9,664	
Less: 7% haircut	676	8,988
NET CAPITAL		$ 19,012

CAPITAL RESOURCE PLANNING CORP. 12/31/02

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Balance, beginning of period	$30,389
Net Income for year	849
Distributions to shareholder	(11,550)
Balance, end of period	$ 19,688